UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)

Elite Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

28659T200
(CUSIP Number)

Richard Feiner, Esq.
381 Park Avenue South
New York, NY 10016
(212) 779-8600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 7, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28659T200

SCHEDULE 13D

1	NAME OF REPORTING PERSON NASRAT HAKIM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 156,571,284[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 156,571,284[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,571,284[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%
14	TYPE OF REPORTING PERSON IN

1 Includes (a) 142,857,143 shares of Common Stock issuable upon the conversion of 100 Series I Preferred Stock (which 100 shares of preferred stock, prior to conversion, has the right to 142,857,143 votes) owned by Mikah Pharma LLC (b) 2,616,580 shares of Common Stock issuable as salary to the Reporting Person pursuant to his employment agreement with the Issuer; and (c) 2,000,000 shares of Common Stock owned by the Reporting Person’s IRA.

CUSIP No. 28659T200

1	NAME OF REPORTING PERSON MIKAH PHARMA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 142,857,143[2]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 142,857,143[2]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,857,143[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
14	TYPE OF REPORTING PERSON OO

2 Consists of 142,857,143 shares of Common Stock issuable upon the conversion of 100 Series I Preferred Stock (which 100 shares of preferred stock, prior to conversion, has the right to 142,857,143 votes) owned by the Reporting Person and excludes 2,000,000 shares of Common Stock owned by Nasrat Hakim in his IRA, an additional 9,097,561 shares of Common Stock owned by Mr. Hakim and an additional 2,616,580 shares of Common Stock issuable to Mr, Hakim as salary pursuant to his employment agreement with the Issuer.

CUSIP No. 28659T200

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.001 each (“Common Stock”) of Elite Pharmaceuticals, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 165 Ludlow Ave., Northvale, NJ 07647.

Item 2.	Identity and Background.

(a) This Statement is being filed by Nasrat Hakim (“Mr. Hakim”) and Mikah Pharma LLC (“Mikah”, and together with Mr. Hakim, the “Reporting Persons”). Mikah is a Delaware limited liability Company wholly-owned by Mr. Hakim. Mr. Hakim also is the President and CEO of Mikah.

(b) The address of Mr. Hakim is care of the Issuer at 165 Ludlow Ave., Northvale, NJ 07647. The address of Mikah is 20 Kilmer Drive, Hillsborough, NJ 08844.

(c) Mr. Hakim is the President, CEO and a director of the Issuer.

(d) and (e) The Reporting Persons have not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) parties to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hakim is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 7, 2014, Mikah converted an August 1, 2013 Secured Convertible Note (the “Note”) in the principal amount of $10,000,000 issued by the Issuer into 100 shares of the Issuer’s Series I Preferred Stock (the “I Preferred”). The 100 shares of I Preferred has the right to 142,857,143 votes on all matters submitted to the Issuer’s shareholders and is convertible into 142,857,143 shares of the Issuer’s Common Stock. The foregoing summary of the Note and the I Preferred are qualified in their entirety by reference to the Note, as amended, and the Certificate of Designations for the I Preferred which are incorporated by this reference.

None of the funds used in connection with such purchase were borrowed by Mikah. The Note was issued to Mikah as consideration for the purchase of certain assets in August 2013.

Item 4.	Purpose of Transaction.

Mr. Hakim converted the Note in order to increase his voting rights in the Issuer. He converted into I Preferred rather than Common Stock because there is not a sufficient number of shares of Common Stock that are authorized but not reserved to permit conversion of the Note in full into Common Stock and he wanted the remaining limited number of available shares of authorized Common Stock to be available for corporate purposes. The I Preferred he received has the same number of votes as the number of shares of Common Stock he would have received had he been able to fully convert the Note into Common Stock. As a result, Mr. Hakim will have increased ability to approve any actions to be taken by the Issuer’s shareholders. In this regard, the Issuer anticipates that it will hold an annual meeting of shareholders at which it most likely will propose, among other things, amendment to its Articles of Incorporation and By-Laws to significantly increase the number of authorized shares of Common Stock and to implement a staggered Board of Directors.

CUSIP No. 28659T200

Except as set forth herein, the Reporting Persons have no present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own 156,571,284 shares of Common Stock, representing approximately 23.2% of the outstanding shares of Common Stock (based upon was 528,601,610 shares of Common Stock outstanding as of February 7, 2014). Such shares of Common Stock beneficially owned by the Reporting Persons include: (i) 142,857,143 shares of Common Stock issuable upon the conversion of 100 shares of I Preferred (which 100 shares of preferred stock, prior to conversion, has the right to 142,857,143 votes) owned by Mikah; (ii) 9,097,561 shares of Common Stock owned by Mr. Hakim; (iii) an additional 2,000,000 shares of Common Stock owned by Mr. Hakim in his IRA; and (iv) 2,616,580 shares of Common Stock issuable to Mr. Hakim as salary pursuant to his employment agreement with the Issuer.

(b) Mr. Hakim has the sole power to vote or to direct the vote and to dispose or direct the disposition of all of the securities reported herein.

(c) No transactions in the Common Stock were effected by the Reporting Persons in the last 60 days.

(d) and (e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Hakim Employment Agreement

On August 1, 2013, the Issuer hired Nasrat Hakim as its President and Chief Executive Officer, effective August 2, 2013, pursuant to an executive employment agreement (the “Hakim Employment Agreement”). Pursuant to the Hakim Employment Agreement, Mr. Hakim receives an annual salary of $350,000 per year (the “Hakim Salary”). The Hakim Salary is paid in shares of the Common Stock pursuant to the Issuer’s current procedures for paying Issuer executives in Common Stock. He also is entitled to an annual bonus equal to up to 100% of his annual salary (also payable in Common Stock) based upon his ability to meet certain Issuer milestones to be determined by the Issuer’s Board of Directors (the “Board”). The Board may also award discretionary bonuses in its sole discretion. Mr. Hakim is entitled to employee benefits (e.g. health insurance, vacation, employee benefit plans and programs) consistent with other Issuer employees of his seniority and a car allowance. The Hakim Employment Agreement contains confidentiality, non-competition and other standard restrictive covenants.

CUSIP No. 28659T200

Mr. Hakim’s employment is terminable by the Issuer for cause (as defined in the Hakim Employment Agreement). The Hakim Employment Agreement also may be terminated by the Issuer upon at least 30 days written notice due to disability (as defined in the Hakim Employment Agreement) or without cause. Mr. Hakim can terminate the Hakim Employment Agreement by resigning, provided he give notice of at least 60 days prior to the effective resignation date. If Mr. Hakim is terminated for cause or he resigns, he only is entitled to accrued and unpaid salary, accrued vacation time and any reasonable and necessary business expenses, all through the date of termination and payable in Common Stock (“Basic Termination Benefits”). If Mr. Hakim is terminated because of disability or death, in addition to Basic Termination Benefits, he is entitled to his pro rata annual bonus through the date of termination (payable in Common Stock). If the Issuer terminates Mr. Hakim without cause, in addition to Basic Termination Benefits, Mr. Hakim is entitled to his pro rata annual bonus through the date of termination and an amount equal to two years’ annual salary (all payable in Common Stock).

Upon a Change of Control (as defined in the Hakim Employment Agreement), Mr. Hakim is entitled to a payment in an amount equal to two years base annual salary in effect upon the Date of Termination, less applicable deductions and withholdings, payable in Common Stock computed in the same manner as set forth as the Hakim Salary.

Other than the foregoing and as disclosed in Items 3, 4 and 5, to the knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The foregoing summary of Mr. Hakim’s employment agreement is qualified in its entirety by reference to such agreement which is incorporated by this reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	August 1, 2013 Issuer’s Employment Agreement with Nasrat Hakim, incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, dated August 1, 2013 and filed with the SEC on August 5, 2013.
2.	August 1, 2013 Secured Convertible Note from the Issuer to Mikah Pharma LLC., incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, dated August 1, 2013 and filed with the SEC on August 5, 2013.
3.	February 7,2014 Amendment to Secured Convertible Note from the Issuer to Mikah, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, dated February 7, 2014 and filed with the SEC on February 7, 2014.
4	Certificate of Designations of the Issuer’s Series I Convertible Preferred Stock as filed with the Secretary of State of the State of Nevada on February 6, 2014, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, dated February 6, 2014 and filed with the SEC on February 7, 2014.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2014

/s/ Nasrat Hakim
Nasrat Hakim

MIKAH PHARMA LLC

By:	/s/ Nasrat Hakim
Nasrat Hakim, President and CEO